Exhibit 99.1

Interim Report
As of and for the three months ended March 31, 2016

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company,” the “Group,” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require.
All references in this Interim Report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

Forward-Looking Statements
This document, and in particular the section entitled “Outlook,” contains forward-looking statements. These statements may include terms such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “forecast,” “projection,” “outlook,” “prospects,” “plan,” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group's current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group's ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group's ability to expand certain of the Group's brands internationally; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulations; developments in labor and industrial relations and developments in applicable labor laws; increases in costs; disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this Interim Report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the “AFM”), Borsa Italiana S.p.A.and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

	For the three months ended March 31
(€ million, except per share amounts)	2016	2015(1)
Net revenues	26,570	25,843
EBIT	1,307	696
Adjusted EBIT(2)	1,379	700
Profit before taxes	795	88
Net profit from continuing operations	478	27
Net profit	478	92
Net profit attributable to:
Owners of the parent	472	78
Non-controlling interest	6	14
Profit from continuing operations attributable to:
Owners of the parent	472	20
Non-controlling interests	6	7
Earnings per share(3)
Basic earnings per share	0.312	0.052
Diluted earnings per share	0.306	0.052
Earnings per share for profit from continuing operations(3)
Basic earnings per share	0.312	0.013
Diluted earnings per share	0.306	0.013
__________________________
(1) The Group's operating results for the three months ended March 31, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari operating results are presented as a single line item within the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2015. The spin-off of Ferrari was completed on January 3, 2016 (refer to Note 2, Scope of Consolidation, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).

(2)
Adjusted EBIT is calculated as EBIT excluding gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature. Refer to the section - Results by Segment below for further discussion on Adjusted EBIT for each of our six reportable segments.

(3)
Note 19, Earnings per share, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report, provides additional information on the calculation of basic and diluted earnings per share.

(€ million)	At March 31, 2016	At December 31, 2015 (1)
Net Debt	(8,035)	(6,548)
Of which: Net Industrial Debt	(6,593)	(5,049)
Total Equity	16,129	16,255
Equity attributable to owners of the parent	15,954	16,092
Number of employees	236,143	238,162
__________________________
(1) The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles, or non-GAAP, financial measures: Net Debt, Net Industrial Debt, Adjusted EBIT and certain information provided on a constant exchange rate basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

Net Debt and Net Industrial Debt: Refer to the section —Liquidity and Capital Resources below for further discussion.

Adjusted EBIT: Refer to the sections —Group Results and —Results by Segment below for further discussion.

Constant Exchange Rate: The discussions within the sections —Group Results and —Results by Segment below include information about our results at constant exchange rates (“CER”), which is calculated by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 1, Basis of Preparation in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report for information on the exchange rates applied). We believe that such results excluding the effect of currency fluctuations year-on-year, provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three months ended March 31, 2016 compared to the three months ended March 31, 2015. The discussion of Cost of sales, Selling, general and other costs and Research and development costs includes a presentation of such line items as a percentage of Net revenues to facilitate comparisons between the periods presented.
The Group is no longer presenting the separate line item “Other income/(expenses)” and all amounts previously reported within the “Other income/(expenses)” line item have been reclassified to the line item “Selling, general and other costs” within the Interim Condensed Consolidated Income Statements for the three months ended March 31, 2016 and 2015. This reclassification had no effect on the Group's consolidated results of operations or financial position.
The Group's operating results for the three months ended March 31, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari's operating results are presented as a single line item within the Interim Condensed Consolidated Income Statement and the Interim Condensed Consolidated Statement of Comprehensive Income for the three months ended March 31, 2015. The spin-off of Ferrari was completed on January 3, 2016 (refer to Note 2, Scope of Consolidation, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).

	For the three months ended March 31
(€ million)	2016	2015
Net revenues	26,570	25,843
Cost of sales	22,803	22,600
Selling, general and other costs	1,756	1,908
Research and development costs	759	685
Result from investments	62	50
Restructuring costs	7	4
EBIT	1,307	696
Net financial expenses	512	608
Profit before taxes	795	88
Tax expense	317	61
Net profit from continuing operations	478	27
Profit from discontinued operations, net of tax	—	65
Net profit	478	92
Net profit attributable to:
Owners of the parent	472	78
Non-controlling interests	6	14

Net revenues

	For the three months ended March 31		Increase/(decrease)
(€ million, except percentages)	2016	2015	2016 vs. 2015		CER
Net revenues	26,570	25,843	727	2.8%	3.7%
See —Results by Segment below for a detailed discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).
Cost of sales

	For the three months ended March 31				Increase/(decrease)
(€ million, except percentages)	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015		CER
Cost of sales	22,803	85.8%	22,600	87.5%	203	0.9%	1.8%
The increase in Cost of sales was primarily related to (i) vehicle mix, partially offset by (ii) lower industrial costs due to lower recall campaign costs and purchasing efficiencies and (iii) foreign currency translation effects mainly attributable to the devaluation of the Brazilian Real.
The increase in Cost of sales was primarily attributable to increases in NAFTA and EMEA, with decreases in LATAM and APAC. The decrease in Cost of sales in APAC was mainly due to the shift to domestic production through the GAC Fiat Chrysler Automobiles Co. Ltd (“GAC”) joint venture in China, which is accounted for using the equity method of accounting.

Selling, general and other costs

	For the three months ended March 31				Increase/(decrease)
(€ million, except percentages)	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015		CER
Selling, general and other costs	1,756	6.6%	1,908	7.4%	(152)	(8.0)%	(6.2)%
Selling, general and other costs include advertising, personnel, and other costs. Advertising costs accounted for 46.2 percent and 48.9 percent of total Selling, general and other costs for the three months ended March 31, 2016 and 2015, respectively.
The decrease in Selling, general and other costs was primarily due to (i) lower direct marketing costs in APAC largely attributable to the shift to domestic production through the GAC joint venture in China, (ii) lower marketing costs in NAFTA and LATAM and (ii) foreign currency translation effects primarily resulting from the devaluation of the Brazilian Real, which was partially offset by the strengthening of the U.S. Dollar against the Euro.

Research and development costs

	For the three months ended March 31				Increase/(decrease)
(€ million, except percentages)	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015		CER
Research and development expensed	428	1.6%	395	1.5%	33	8.4%	8.1%
Amortization of capitalized development costs	331	1.2%	289	1.1%	42	14.5%	16.3%
Write-down of capitalized development costs	—	—	1	n.m.	(1)	n.m.	n.m.
Research and development costs	759	2.9%	685	2.7%	74	10.8%	11.4%
__________________________
n.m. - number is not meaningful
The increase in Research and development expensed during the three months ended March 31, 2016 compared to the corresponding period in 2015 was primarily attributable to NAFTA and EMEA.
The increase in amortization of capitalized development costs during the three months ended March 31, 2016 compared to the corresponding period in 2015 was mainly attributable to NAFTA.
Total expenditures on research and development for the three months ended March 31, 2016 and 2015 were as follows:

	For the three months ended March 31		Increase/(decrease)
(€ million, except percentages)	2016	2015	2016 vs. 2015
Development costs capitalized	561	559	2	0.4%
Research and development expensed	428	395	33	8.4%
Total Research and development expenditures	989	954	35	3.7%
Development costs capitalized as a percentage of total expenditures on research and development	56.7%	58.6%
Result from investments

	For the three months ended March 31		Increase/(decrease)
(€ million, except percentages)	2016	2015	2016 vs. 2015
Result from investments	62	50	12	24.0%

The increase in Result from investments for the three months ended March 31, 2016 compared to the corresponding period in 2015 was primarily attributable to improved results from the GAC joint venture, which is within APAC.
EBIT

	For the three months ended March 31		Increase/(decrease)
(€ million, except percentages)	2016	2015	2016 vs. 2015		CER
EBIT	1,307	696	611	87.8%	86.4%
The increase in EBIT during the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to increases in (i) NAFTA of €575 million, (ii) EMEA of €71 million (iii) LATAM of €58 million and (iv) Components of €14 million, which were partially offset by decreases in (v) APAC of €48 million and (vi) Maserati of €20 million. For the three months ended March 31, 2016, EBIT included net expenses totaling €72 million of items that were excluded from Adjusted EBIT.

Adjusted EBIT

	For the three months ended March 31		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014		CER
Adjusted EBIT	1,379	700	679	97.0%	95.7%

Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Refer to —Results by Segment below for a detailed discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).
The following table is a reconciliation of Adjusted EBIT to EBIT:

	For the three months ended March 31
(€ million)	2016	2015
Adjusted EBIT	1,379	700
NAFTA capacity realignment	(51)	—
Venezuela currency devaluation	(19)	—
Restructuring costs	(7)	(4)
Other	5	—
Total adjustments	(72)	(4)
EBIT	1,307	696
Net financial expenses

	For the three months ended March 31		Increase/(decrease)
(€ million, except percentages)	2016	2015	2016 vs. 2015
Net financial expenses	512	608	(96)	(15.8)%
The decrease in Net financial expenses during the three months ended March 31, 2016 compared to the corresponding period in 2015 was primarily due to the reduction in gross debt.
Tax expense

	For the three months ended March 31		Increase/(decrease)
(€ million, except percentages)	2016	2015	2016 vs. 2015
Tax expense	317	61	256	n.m.
_________________________
n.m. - number is not meaningful
The increase in tax expense during the three months ended March 31, 2016 compared to the corresponding period in 2015 was primarily due to increased profitability in the U.S.

Results by Segment
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our six reportable segments for the three months ended March 31, 2016 compared to the three months ended March 31, 2015.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	For the three months ended March 31		For the three months ended March 31		For the three months ended March 31
	2016	2015	2016	2015	2016	2015
NAFTA	17,136	16,177	1,227	601	649	633
LATAM	1,311	1,551	11	(65)	102	135
APAC	949	1,512	12	65	25	47
EMEA	5,040	4,684	96	25	304	271
Maserati	508	523	16	36	6	7
Components	2,319	2,435	86	68	—	—
Other activities	182	197	(43)	(9)	—	—
Unallocated items & adjustments(1)	(875)	(1,236)	(26)	(21)	—	—
Total	26,570	25,843	1,379	700	1,086	1,093
__________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation.

NAFTA

(€ million, except shipments which are in thousands of units, and percentages)	For the three months ended March 31		Increase/(decrease)
	2016	2015	2016 vs. 2015		CER
Shipments	649	633	16	2.5%	—
Net revenues	17,136	16,177	959	5.9%	4.7%
Adjusted EBIT	1,227	601	626	104.2%	101.4%
Adjusted EBIT margin	7.2%	3.7%
The Group's market share(1) in NAFTA of 12.9 percent in the three months ended March 31, 2016 reflected an increase of 50 bps from 12.4 percent in the same period in 2015. The Group continued to be the market leader in Canada.

Shipments
The increase in NAFTA shipments in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) an increase in the U.S. of 19 thousand units (3 percent), partially offset by (ii) a decrease in Canada of one thousand units (-2 percent) and (iii) a decrease in Mexico of two thousand units (-11 percent).
Net revenues
The increase in NAFTA Net revenues in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) €0.6 billion related to increased shipments and positive vehicle mix, mainly driven by Jeep, Ram and minivans offsetting lower Chrysler 200, Dodge Dart and Dodge Journey volumes, partially offset by unfavorable market mix, (ii) improved net pricing of €0.1 billion, which reflects positive gross pricing that was partially offset by higher incentives and the negative foreign exchange transaction effect of the Canadian Dollar and Mexican Peso, as well as (iii) favorable foreign currency translation effects of €0.2 billion.

Adjusted EBIT
The increase in NAFTA Adjusted EBIT in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) an increase in volume and favorable vehicle mix effect of €309 million, as described above, (ii) €96 million due to an improvement in net price, as described above, (iii) a decrease in industrial costs of €117 million primarily related to purchasing savings and lower recall campaign costs, partially offset by higher manufacturing and product costs for content enhancements, (iv) a €36 million decrease in selling, general and administrative costs due to reduced advertising costs, and (v) €68 million primarily related to foreign currency exchange effects.
Adjusted EBIT for the three months ended March 31, 2016 excluded total net charges of €49 million, which primarily related to the net incremental costs from the implementation of the Group's plan to realign its existing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles.
_________________________

(1)
The Group's estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.

LATAM

(€ million, except shipments which are in thousands of units, and percentages)	For the three months ended March 31		Increase/(decrease)
	2016	2015	2016 vs. 2015		CER
Shipments	102	135	(33)	(24.4)%	—
Net revenues	1,311	1,551	(240)	(15.5)%	5.3%
Adjusted EBIT	11	(65)	76	n.m.	n.m.
Adjusted EBIT margin	0.8%	(4.2)%
The Group's market share(1) in LATAM decreased to 12.7 percent in the three months ended March 31, 2016 from 14.7 percent due to actions taken to protect margins. However, the Group continued to be the market leader in Brazil with a market share of 18.1 percent and with a 180 bps lead over its nearest competitor.
Shipments
The decrease in LATAM shipments in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) 37 thousand fewer units in Brazil, which reflected the poor trading conditions in Brazil due to the continued macroeconomic weakness, partially offset by (ii) an increase of 4 thousand units in Argentina.
Net revenues
The decrease in LATAM Net revenues in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) a decrease of €0.3 billion driven by lower volume and (ii) €0.3 billion of unfavorable foreign exchange effects from the devaluation of the Brazilian Real, which were partially offset by (iii) a positive vehicle mix effect of €0.4 billion primarily related to the newly launched Jeep Renegade and Fiat Toro.
Adjusted EBIT
The increase in LATAM Adjusted EBIT in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) a favorable mix effect, net of the decrease in volumes, of €10 million, (ii) a decrease in industrial costs of €22 million which reflected efficiencies, that were partially offset by higher costs from new product launches and input cost inflation and (iii) a €34 million decrease in selling, general and administrative costs driven by lower marketing costs.

Adjusted EBIT for the three months ended March 31, 2016 excluded total charges of €24 million, which primarily related to the adoption of the new floating exchange rate and the related re-measurement of the Group's net monetary assets in Venezuela as described in more detail in Note 17 of the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

Venezuela

During the three months ended March 31, 2016, we continued to control and consolidate our Venezuelan operations. We continue to assess conditions in Venezuela, and if in the future we conclude that we no longer maintain control over our operations in Venezuela, we may incur a pre-tax charge of approximately €150 million using the current exchange rate of 272.91 VEF to U.S. Dollar.  In addition, it is possible that in the future our Venezuelan operations may require additional financial support in 2016, however no determination has been made as to the nature or amount of any necessary support.

_________________________
n.m. - number is not meaningful
(1) The Group's estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
APAC

(€ million, except shipments which are in thousands of units, and percentages)	For the three months ended March 31		Increase/(decrease)
	2016	2015	2016 vs. 2015		CER
Shipments	25	47	(22)	(46.8)%	—
Net revenues	949	1,512	(563)	(37.2)%	(36.2)%
Adjusted EBIT	12	65	(53)	(81.5)%	(81.7)%
Adjusted EBIT margin	1.3%	4.3%
The production of the Jeep Renegade started in 2016 in the Guangzhou plant of our GAC joint venture. This represents the second locally produced Jeep sport utility vehicle (“SUV”) in China. As a result of the increased local production by the GAC joint venture, the Group is importing fewer vehicles into China. As the GAC joint venture is accounted for using the equity method of accounting, the results of the joint venture are recognized in the line item Results from investments in the Consolidated Income Statement, rather than being consolidated on a line by line basis. This shift to localized production in China has the effect of decreasing Net revenues and other lines of the Consolidated Income Statement due to fewer shipments through our consolidated operations in China. As this trend continues, the results from the GAC joint venture, which are included in EBIT and Adjusted EBIT become increasingly important to understanding our results from operations in APAC.

Sales (which reflect retail deliveries), including vehicles produced by the China joint venture, were 53 thousand in the three months ended March 31, 2016, down from 59 thousand units in the same period in 2015, primarily as a result of lower volumes in Australia; however, Jeep sales increased 17 percent due to the early success of the locally produced Jeep Cherokee in China.

Shipments
The decrease in APAC shipments in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to the reduction in Jeep shipments of 56 percent due to the transition to local production in China, as described above.
Net revenues
The decrease in APAC Net revenues in the three months ended March 31, 2016 compared to the same period in 2015 was primarily due to lower shipments as a result of (i) the transition to Jeep local production in China, as described above, and (ii) lower volumes in Australia due to price increases used to offset the negative foreign exchange effect of the Australian Dollar.

Adjusted EBIT
The decrease in APAC Adjusted EBIT in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) a total decrease of €120 million related to lower volumes, as described above, and unfavorable vehicle mix from shipment of vehicles affected by the August 2015 Port of Tianjin (China) explosions, which were partially offset by (ii) a €50 million reduction in selling, general and administrative costs mainly related to lower direct marketing costs as a result of the shift to domestic production through our GAC joint venture and (iii) the improvement in results from the GAC joint venture in China driven by the local production and commercialization of the Jeep Cherokee.
EMEA

(€ million, except shipments which are in thousands of units, and percentages)	For the three months ended March 31		Increase/(decrease)
	2016	2015	2016 vs. 2015		CER
Shipments	304	271	33	12.2%	—
Net revenues	5,040	4,684	356	7.6%	8.3%
Adjusted EBIT	96	25	71	n.m.	n.m.
Adjusted EBIT margin	1.9%	0.5%
In the three months ended March 31, 2016, the Group's market share(1) in the European Union for passenger cars increased 50 bps to 6.7 percent from 6.2 percent in the same period in 2015, while the Group's market share for light commercial vehicles (“LCVs”) decreased by 10 bps to 10.9 percent in the three months ended March 31, 2016 from 11.0 percent in the same period in 2015.
Shipments
The increase in EMEA shipments in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) a 13 percent increase in passenger car shipments to 240 thousand units and (ii) an 8 percent increase in shipments of LCVs to 64 thousand units.
Net revenues
The increase in EMEA Net revenues in the three months ended March 31, 2016 compared to the same period in 2015 was mainly attributable to (i) an increase in volume and favorable vehicle mix, driven by the Jeep Renegade, Fiat 500X and the Fiat Tipo, which were partially offset by (ii) unfavorable net pricing related to higher incentives in the European Union, as noted above.
Adjusted EBIT
The increase in EMEA Adjusted EBIT in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to (i) a total positive effect of €73 million related to higher volumes and favorable vehicle mix, as described above, (ii) a decrease in industrial costs of €27 million that reflected manufacturing and purchasing efficiencies, which were partially offset by an increase in research and development costs and (iii) unfavorable net pricing of €24 million related to higher incentives in the European Union, as described above.
__________________________
n.m. - number is not meaningful

(1)	The Group's estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

Maserati

(€ million, except shipments which are in units, and percentages)	For the three months ended March 31		Increase/(decrease)
	2016	2015	2016 vs. 2015		CER
Shipments	6,295	7,306	(1,011)	(13.8)%	—
Net revenues	508	523	(15)	(2.9)%	(2.7)%
Adjusted EBIT	16	36	(20)	(55.6)%	(53.5)%
Adjusted EBIT margin	3.1%	6.9%
Shipments
The decrease in Maserati shipments in the three months ended March 31, 2016 compared to the same period in 2015 was primarily attributable to lower shipments of (i) 16 percent in North America and (ii) 8 percent in Europe, which were partially offset by (iii) a 36 percent increase in China.
Net revenues
The decrease in Maserati Net revenues in the three months ended March 31, 2016 compared to the same period in 2015 was primarily due to lower shipments, that was partially offset by positive mix and foreign exchange effects.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the three months ended March 31, 2016 compared to the same period in 2015 was primarily due to lower volumes.
Components

	For the three months ended March 31		Increase/(decrease)
(€ million, except percentages)	2016	2015	2016 vs. 2015		CER
Net revenues	2,319	2,435	(116)	(4.8)%	(0.4)%
Adjusted EBIT	86	68	18	26.5%	25.2%
Adjusted EBIT margin	3.7%	2.8%

Magneti Marelli order intake was €653 million for the three months ended March 31, 2016, which reflected an increase of 17 percent compared to the same period in 2015, with non-captive at 53 percent. Comau order backlog was €972 million for the three months ended March 31, 2016, which was in line with December 31, 2015, although lower than at March 31, 2015.

Net revenues
The decrease in Net revenues in the three months ended March 31, 2016 compared to the same period in 2015 reflected volume declines in Comau and Teksid, which were partially offset by higher volumes in Magneti Marelli.

Adjusted EBIT
The increase in Adjusted EBIT in the three months ended March 31, 2016 compared to the same period in 2015 was primarily driven by favorable mix, which more than offset higher industrial costs.

Liquidity and Capital Resources

Available Liquidity
Available liquidity at March 31, 2016, which was in line with the available liquidity at December 31, 2015, primarily reflects (i) the U.S.$2.0 billion (€1.8 billion) of cash used for the voluntary prepayments of principal of the tranche B term loans of FCA US due in 2017 and 2018 (refer to the —Capital Market and Other Financing Transactions section below), (ii) cash absorption from operations, net of investing activities, of €1.0 billion, (iii) negative foreign exchange translation effects of €0.5 billion, (iv) the availability in March 2016 of the second €2.5 billion tranche (expiring in 2020) of the €5.0 billion syndicated revolving credit facility entered into by FCA in June 2015 (“RCF”) and (v) the issuance of new notes under the Global Medium Term Note (“GMTN”) Programme for a total principal amount of €1.25 billion (refer to the —Capital Market and Other Financing Transactions section below). Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the —Cash Flows section below for additional information regarding the change in cash and cash equivalents.

The following table summarizes our total available liquidity:

(€ million)	At March 31, 2016	At December 31, 2015
Cash, cash equivalents and current securities (1)	18,422	21,144
Undrawn committed credit lines (2)	5,874	3,413
Available liquidity (3)	24,296	24,557
_____________________________

(1)
Current securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).

(2)
Excludes the undrawn €0.2 billion medium/long-term dedicated credit lines available to fund scheduled investments as of March 31, 2016 (€0.3 billion was undrawn at December 31, 2015) and also excludes the undisbursed €0.4 billion on the non-revolving loan agreement (the “Mexico Bank Loan”) of FCA Mexico, S.A. de C.V. (“FCA Mexico”) as of March 31, 2016 (€0.4 billion was also undrawn at December 31, 2015), which can be drawn subject to meeting the preconditions for additional disbursements.

(3)
The majority of our liquidity is available to our treasury operations in Europe, U.S. and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse effect on the Group’s ability to meet its liquidity requirements at the dates represented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total €18.4 billion of cash, cash equivalents and current securities available at March 31, 2016 (€21.1 billion at December 31, 2015), €11.0 billion, or 59.8 percent were denominated in U.S. Dollar (€12.6 billion, or 59.7 percent, at December 31, 2015) and €4.0 billion, or 21.7 percent, were denominated in Euro (€3.4 billion, or 16.1 percent, at December 31, 2015).
Capital Market and Other Financing Transactions
FCA US Tranche B Term Loans
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern its tranche B term loan maturing on May 24, 2017 (“Tranche B Term Loan due 2017”) and its tranche B term loan maturing on December 31, 2018 (“Tranche B Term Loan due 2018”), (collectively, the “Tranche B Term Loans”), to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group. In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. FCA US also paid outstanding accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees.

The prepayments of principal were accounted for as debt extinguishments, and as a result, we recorded a non-cash charge of €10 million within Net financial expenses for the three months ended March 31, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs.
Revolving Credit Facilities
In conjunction with the amendments to the Tranche B Term Loans, the second €2.5 billion tranche (expiring in 2020) of the €5.0 billion RCF was made available to the Group in March 2016.
GMTN Programme
On March 30, 2016, FCA issued 3.75 percent notes at par with a total principal amount of €1.25 billion due in March 2024. The notes are listed on the Irish Stock Exchange.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the three months ended March 31, 2016 and 2015. Refer to our Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2016 and 2015 included elsewhere in this Interim Report for additional detail.

	For the three months ended March 31
(€ million)	2016	2015 (1)
Cash and cash equivalents at beginning of the period	20,662	22,840
Cash flows from operating activities - continuing operations	770	932
Cash flows from operating activities - discontinued operations	—	26
Cash flows used in investing activities - continuing operations	(1,737)	(1,672)
Cash flows used in investing activities - discontinued operations	—	(116)
Cash flows used in financing activities - continuing operations	(1,186)	(1,762)
Cash flows from financing activities - discontinued operations	—	18
Translation exchange differences	(546)	1,403
Total change in cash and cash equivalents	(2,699)	(1,171)
Cash and cash equivalents at end of the period	17,963	21,669
_________________________

(1)
The Group's cash flows for the three months ended March 31, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari cash flows are presented as a single line item within the Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2015.

Operating Activities

For the three months ended March 31, 2016, cash flows from operating activities were primarily the result of (i) net profit of €478 million adjusted to add back €1,417 million for depreciation and amortization expense and (ii) €106 million dividends received from jointly-controlled entities, which were partially offset by (iii) the negative effect of the change in working capital of €1,213 million primarily driven by (a) an increase of €205 million in inventories and an increase of €573 million in trade receivables, both in line with production and sales volumes for the period and (b) €477 million decrease in trade payables, mainly related to plant downtime for product change-overs and reduced sedan volumes in NAFTA.

For the three months ended March 31, 2015, cash flows from operating activities were primarily the result of (i) net profit of €27 million adjusted to add back €1,337 million for depreciation and amortization expense, (ii) a net increase of €380 million in provisions, mainly related to net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in dealer stock levels to support increased sales volumes in NAFTA and (iii) €112 million of dividends received from jointly-controlled entities, which were partially offset by (v) the negative effect of change in working capital of €1,031 million primarily driven by (a) €1,285 million increase in inventories, in line with the trend in production and sales volumes for the period, (b) €173 million increase in trade receivables, (c) €647 million increase in net other current assets and liabilities, which were partially offset by (d) €1,074 million increase of trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles.

Investing Activities
For the three months ended March 31, 2016, cash used in investing activities was primarily the result of €1,821 million of capital expenditures, including €561 million of capitalized development costs primarily related to the operations in NAFTA and EMEA.
For the three months ended March 31, 2015, cash used in investing activities was primarily the result of (i) €1,999 million of capital expenditures, including €559 million of capitalized development costs, to support investments in existing and future products mainly related to the operations in NAFTA and EMEA and the completion of the new plant at Pernambuco, Brazil and (ii) €116 million of cash flows used by discontinued operations, which were partially offset by (iii) a €398 million net decrease in receivables from financing activities primarily related to the decreased lending portfolio of the financial services activities of the Group.
Financing Activities
For the three months ended March 31, 2016, cash used in financing activities was primarily the result of (i) the voluntary prepayment of principal on the FCA US Tranche B Term Loans of U.S.$2.0 billion (€1.8 billion), which was partially offset by (ii) proceeds from the issuance of notes under the GMTN Programme for a total principal amount of €1,250 million.
For the three months ended March 31, 2015, cash used in financing activities was primarily the result of (i) the repayment at maturity of a note issued under the GMTN Programme for a total principal amount of €1,500 million and (ii) the payment of medium-term borrowings for a total of €1,138 million, which included the repayment at maturity of the European Investment Bank (“EIB”) loan of €250 million and the repayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction in March 2015, that were partially offset by (iii) proceeds from new medium-term borrowings for a total of €953 million, which included the initial disbursement received of approximately €500 million (at date of transaction) under the FCA Mexico Bank Loan as part of FCA Mexico's refinancing transaction completed in March 2015, and other financing transactions, primarily in Brazil.

Net Debt
The following table summarizes our Net Debt at March 31, 2016 and December 31, 2015 and provides a reconciliation of this non-GAAP measure to Debt, the most directly comparable measure included in our Consolidated Statement of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.

The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not however, provide financing to third parties. Financial services includes companies that provide retail and dealer financing, leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand.

At March 31, 2016, in conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans of FCA US, FCA US's cash management activities are no longer managed separately from the rest of the Group. As a result, the Group no longer provides the analysis of Net Industrial Debt split between FCA US and the remainder of the Group.

	At March 31, 2016			At December 31, 2015
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third parties debt (principal)	(25,364)	(1,120)	(26,484)	(26,555)	(1,105)	(27,660)
Capital market(1)	(14,491)	(283)	(14,774)	(13,382)	(264)	(13,646)
Bank debt	(9,258)	(644)	(9,902)	(11,602)	(653)	(12,255)
Other debt(2)	(1,615)	(193)	(1,808)	(1,571)	(188)	(1,759)
Accrued interest and other adjustments(3)	(71)	—	(71)	(127)	1	(126)
Debt with third parties	(25,435)	(1,120)	(26,555)	(26,682)	(1,104)	(27,786)
Intercompany financial receivables/(payables), net(4)	494	(494)	—	529	(568)	(39)
Current financial receivables from jointly-controlled financial services companies(5)	35	—	35	16	—	16
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(24,906)	(1,614)	(26,520)	(26,137)	(1,672)	(27,809)
Other financial assets/(liabilities), net(6)	64	(1)	63	103	14	117
Current securities	432	27	459	457	25	482
Cash and cash equivalents	17,817	146	17,963	20,528	134	20,662
Net debt	(6,593)	(1,442)	(8,035)	(5,049)	(1,499)	(6,548)

__________________________

(1)
Includes notes (€14,198 million at March 31, 2016 and €13,078 million at December 31, 2015), the financial liability component of the mandatory convertible securities (€199 million at March 31, 2016 and €209 million at December 31, 2015) and other securities (€377 million at March 31, 2016 and €359 million at December 31, 2015) issued in financial markets, mainly from LATAM financial services companies.

(2)
Includes Canadian HCT notes (€363 million at March 31, 2016 and €354 million at December 31, 2015), asset backed financing, (i.e. sales of receivables for which de-recognition is not allowed under IFRS) (€207 million at March 31, 2016 and €206 million at December 31, 2015), arrangements accounted for as a lease under IFRIC 4 -Determining whether an arrangement contains a lease, and other financial payables.

(3)
Includes adjustments for fair value accounting on debt (€37 million at March 31, 2016 and €43 million at December 31, 2015) and (accrued)/deferred interest and other amortizing cost adjustments (€34 million at March 31, 2016 and €83 million at December 31, 2015).

(4)
Net amount between Industrial Activities financial receivables due from Financial Services (€571 million at March 31, 2016 and €664 million at December 31, 2015) and Industrial Activities financial payables due to Financial Services (€77 million at March 31, 2016 and €96 million at December 31, 2015). At December 31, 2015, amount also includes financial receivables due from discontinued operations (€98 million) and financial payables due to discontinued operations (€137 million).

(5)	Financial receivables due from FCA Bank.

(6)
Fair value of derivative financial instruments (net positive €23 million at March 31, 2016 and net positive €77 million at December 31, 2015) and collateral deposits (€40 million at March 31, 2016 and December 31, 2015).

Change in Net Industrial Debt
Net Industrial Debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance.
Net Industrial Debt at March 31, 2016 increased by €1.5 billion from €5,049 million at December 31, 2015. The increase in Net Industrial Debt was primarily driven by (i) cash flows from industrial operating activities of €0.8 billion, which represents the majority of the consolidated cash flows from operating activities (see the section —Cash Flows above for an explanation of the drivers in consolidated cash flows from operating activities), (ii) investments in industrial activities of €1.8 billion representing investments in property, plant and equipment and intangible assets and (iii) negative translation exchange effects of €0.3 billion.

Recent Developments

On April 14 and 15, 2016, a series of earthquakes occurred near Kumamoto, Japan.  We are currently working with our suppliers to assess the potential effect of these earthquakes on our supply chain.

Outlook
The Group confirms full-year guidance for 2016:

(€ million)	2016 Guidance
Net revenues	> €110 billion
Adjusted EBIT	> €5.0 billion
Adjusted net profit	> €1.9 billion
Net industrial debt	< €5.0 billion

•	NAFTA and EMEA continue trend of improving margin performance

•	LATAM returns to modest profitability with Pernambuco reaching full model production in second half of 2016

•	APAC profitability improving in second half of 2016 as Jeep manufacturing localization in China completed

•	Maserati performance improving in second half of 2016 following Levante launch

•	Capital expenditures in line with 2015

•	Net industrial debt confirmed with first quarter of 2016 working capital seasonality expected to substantially reverse in second quarter of 2016

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2016

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(UNAUDITED)

		For the three months ended March 31
	Note	2016	2015
		(€ million)
Net revenues	3	26,570	25,843
Cost of sales		22,803	22,600
Selling, general and other costs		1,756	1,908
Research and development costs		759	685
Result from investments		62	50
Restructuring costs		7	4
EBIT		1,307	696
Net financial expenses	4	512	608
Profit before taxes		795	88
Tax expense	5	317	61
Net profit from continuing operations		478	27
Profit from discontinued operations, net of tax		—	65
Net profit		478	92
Net profit attributable to:
Owners of the parent		472	78
Non-controlling interests		6	14

Profit from continuing operations attributable to:
Owners of the parent		472	20
Non-controlling interests		6	7

Earnings per share:	19
Basic earnings per share (in €)		0.312	0.052
Diluted earnings per share (in €)		0.306	0.052

Earnings per share for profit from continuing operations:
Basic earnings per share (in €)		0.312	0.013
Diluted earnings per share (in €)		0.306	0.013

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
(UNAUDITED)

		For the three months ended March 31
	Note	2016	2015
		(€ million)
Net profit (A)		478	92

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	18
Gains/(losses) on re-measurement of defined benefit plans		2	(67)
Related tax effect		(2)	16
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	(51)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	18
(Losses)/gains on cash flow hedging instruments		(118)	131
(Losses)/gains on available-for-sale financial assets		(15)	15
Foreign exchange translation (losses)/gains		(531)	1,408
Share of Other comprehensive income/(loss) for equity method investees		(34)	46
Related tax effect		64	(52)
Items relating to discontinued operations, net of tax		—	(69)
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(634)	1,479

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		(634)	1,428

Total Comprehensive income/(loss) (A)+(B)		(156)	1,520

Total Comprehensive income/(loss) attributable to:
Owners of the parent		(159)	1,505
Non-controlling interests		3	15
		(156)	1,520
Total Comprehensive income/(loss) attributable to owners of the parent:
Continuing operations		(159)	1,512
Discontinued operations		—	(7)
		(159)	1,505

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
 (UNAUDITED)

	Note	At March 31, 2016	At December 31, 2015
		(€ million)
Assets
Intangible assets:	6	24,214	24,736
Goodwill and intangible assets with indefinite useful lives		14,150	14,790
Other intangible assets		10,064	9,946
Property, plant and equipment	7	27,226	27,454
Investments and other financial assets		2,167	2,242
Deferred tax assets	5	3,430	3,343
Other assets		196	176
Total Non-current assets		57,233	57,951
Inventories	8	11,383	11,351
Assets sold with a buy-back commitment		1,873	1,881
Trade receivables		3,177	2,668
Receivables from financing activities	9	1,929	2,006
Current tax receivables		519	405
Other current assets	9	3,160	3,078
Current financial assets		1,203	1,383
Cash and cash equivalents		17,963	20,662
Assets held for sale		4	5
Assets held for distribution		—	3,650
Total Current assets		41,211	47,089
Total Assets		98,444	105,040
Equity and liabilities
Equity:	18	16,129	16,255
Equity attributable to owners of the parent		15,954	16,092
Non-controlling interests		175	163
Provisions	11	23,180	23,856
Deferred tax liabilities	5	182	156
Debt	12	26,555	27,786
Other financial liabilities		636	736
Other current liabilities	13	10,659	10,930
Current tax payables		371	272
Trade payables		20,732	21,465
Liabilities held for distribution		—	3,584
Total Equity and liabilities		98,444	105,040

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the three months ended March 31
	2016	2015
	(€ million)
Cash and cash equivalents at beginning of the period	20,662	22,840
Cash flows from operating activities:
Net profit from continuing operations	478	27
Amortization and depreciation	1,417	1,337
Dividends received	106	112
Change in provisions	30	380
Change in deferred taxes	(3)	111
Change in working capital	(1,213)	(1,031)
Other changes	(45)	(4)
Cash flows from operating activities - discontinued operations	—	26
Total	770	958
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets	(1,821)	(1,999)
Investments in joint ventures, associates and unconsolidated subsidiaries	(21)	(75)
Proceeds from disposal of other investments	40	—
Net change in receivables from financing activities	40	398
Other changes	25	4
Cash flows used in investing activities - discontinued operations	—	(116)
Total	(1,737)	(1,788)
Cash flows used in financing activities:
Issuance of notes	1,250	—
Repayment of notes	—	(1,500)
Issuance of other medium-term borrowings	158	953
Repayment of other medium-term borrowings	(2,109)	(1,138)
Net change in other financial payables and other financial assets/liabilities	(337)	(82)
Other changes	(148)	5
Cash flows from financing activities - discontinued operations	—	18
Total	(1,186)	(1,744)
Translation exchange differences	(546)	1,403
Total change in Cash and cash equivalents	(2,699)	(1,171)
Cash and cash equivalents at end of the period	17,963	21,669

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(UNAUDITED)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
	(€ million)
At December 31, 2014	17	13,754	(69)	1,424	(37)	(1,578)	(86)	313	13,738
Net profit	—	78	—	—	—	—	—	14	92
Other comprehensive income/(loss)	—	—	(6)	1,425	14	(51)	45	1	1,428
Other changes	—	(37)	—	—	—	—	—	14	(23)
At March 31, 2015	17	13,795	(75)	2,849	(23)	(1,629)	(41)	342	15,235

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
	(€ million)
December 31, 2015	17	14,871	70	2,363	(26)	(1,098)	(105)	163	16,255
Share-based payments	—	24	—	—	—	—	—	—	24
Net profit	—	472	—	—	—	—	—	6	478
Other comprehensive income/(loss)	—	—	(53)	(530)	(15)	—	(33)	(3)	(634)
Other changes (1)	—	(22)	49	(36)	—	6	—	9	6
At March 31, 2016	17	15,345	66	1,797	(41)	(1,092)	(138)	175	16,129
__________________________
(1) Amounts primarily relate to the reclassification of reserves for Ferrari as a result of Ferrari's classification as a discontinued operation for the year ended December 31, 2015 and the completion of the spin-off of Ferrari N.V. on January 3, 2016.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying interim condensed consolidated financial statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on May 4, 2016 and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2015 included within the 2015 Annual Report (the “FCA Consolidated Financial Statements at December 31, 2015”). The accounting policies are consistent with those used at December 31, 2015, except as described in the section —New standards and amendments effective from January 1, 2016 below.
Basis of preparation
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to the section —Use of estimates in the FCA Consolidated Financial Statements at December 31, 2015.
The Group's results for the three months ended March 31, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari's operating results and cash flows were excluded from the Group's continuing operations and are presented as single line items within the Interim Condensed Consolidated Income Statement, Interim Condensed Consolidated Statement of Comprehensive Income and the Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2015 (Note 2 - Scope of Consolidation).
Certain prior year amounts in the Interim Condensed Consolidated Financial Statements have been reclassified to conform to the current year presentation. Specifically, the Group is no longer presenting the separate line item Other income/(expenses) and all amounts previously reported within the Other income/(expenses) line item have been reclassified into Selling, general and other costs within the Interim Condensed Consolidated Income Statements for the three months ended March 31, 2016 and 2015. This reclassification had no effect on the Group's consolidated results of operations or financial position.
All references to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
__________________________
(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2016
The following new standards and amendments, which were effective from January 1, 2016, were adopted by the Group. The adoption of these amendments had no effect on the Interim Condensed Consolidated Financial Statements.

•
Amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations which clarify the accounting for acquisitions of an interest in a joint operation that constitutes a business.

•
Amendments to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. In addition, the amendments clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

•
Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 – Non-current assets held for sale and discontinued operations related to the changes of method of disposal of an asset (or disposal group), on IFRS 7 – Financial Instruments: Disclosures related to clarification when servicing contracts are deemed to constitute continuing involvement for disclosure purposes, on IAS 19 – Employee Benefits related to discount rate determination and on IAS 34 – Interim Reporting related to paragraph 16A and the clarification of the meaning of disclosure of information “elsewhere in the interim financial report”.

•
Amendments to IAS 1 – Presentation of Financial Statements, which were a part of the IASB's initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

New standards and amendments not yet effective
Reference should be made to the section – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2015 for a detailed description of new standards not yet effective as of March 31, 2016.
In April 2016, the IASB issued amendments to IFRS 15 – Revenue from Contracts with Customers which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent, determine whether the revenue from granting a license should be recognized at a point in time or over time and provide two additional reliefs to reduce cost and complexity. The amendments are effective from January 1, 2018, which is the same effective date as IFRS 15.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the three months ended March 31, 2016	At March 31, 2016	For the three months ended March 31, 2015	At March 31, 2015
U.S. Dollar	1.102	1.139	1.126	1.076
Brazilian Real	4.301	4.117	3.224	3.496
Chinese Renminbi	7.211	7.351	7.023	6.671
Canadian Dollar	1.514	1.474	1.396	1.374
Mexican Peso	19.895	19.590	16.827	16.512
Polish Zloty	4.364	4.258	4.193	4.085
Argentine Peso	15.916	16.713	9.780	9.477
Pound Sterling	0.771	0.792	0.743	0.727
Swiss Franc	1.096	1.093	1.072	1.046

2. Scope of consolidation
Ferrari N.V. Spin-off
The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities. Since Exor S.p.A., which controls and consolidates FCA, will continue to control and consolidate Ferrari N.V., the spin-off of Ferrari N.V. was accounted for at book value without any gain or loss on the distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

As described in Note 1, Basis of Preparation, the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2015 was re-presented to exclude Ferrari's operating results from the Group's continuing operations and to present Ferrari's operating results as a single line item within discontinued operations. The following table summarizes the major line items for discontinued operations for the three months ended March 31, 2015.

For the three months ended March 31, 2015
(€ million)
Net revenues	553
Expenses	457
EBIT	96
Net financial income	2
Profit before taxes from discontinued operations	98
Tax expense	33
Profit from discontinued operations, net of tax	65

The amounts presented in the table above are not representative of the income statement of Ferrari on a stand-alone basis, as these amounts are net of intercompany transactions. Revenues and expenses arising from intercompany transactions were eliminated, except for those revenues and expenses that continue after the spin-off. However, no profit or loss was recognized for intercompany transactions within the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2015.

3. Net revenues
Net revenues were as follows:

	For the three months ended March 31
	2016	2015
	(€ million)
Revenues from:
Sales of goods	25,714	24,992
Services provided	557	373
Contract revenues	191	336
Interest income of financial services activities	35	65
Lease installments from assets sold with a buy-back commitment	73	77
Total Net revenues	26,570	25,843
4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within the Net financial expenses line item:

	For the three months ended March 31
	2016	2015
	(€ million)
Financial income	50	58

Financial expenses:
Interest expense and other financial expenses	395	489
Write-downs of financial assets	13	20
Losses on disposal of securities	—	4
Net interest expense on employee benefits provisions	85	97
Total	493	610

Net expenses from derivative financial instruments and exchange rate differences	69	56

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	562	666

Net financial expenses	512	608

5. Tax expense
Tax expense was as follows:

	For the three months ended March 31
	2016	2015
	(€ million)
Current tax expense	315	48
Deferred tax expense	2	16
Taxes relating to prior periods	—	(3)
Total Tax expense	317	61
The increase in Tax expense in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 was primarily due to increased profitability in the U.S.
For the three months ended March 31, 2016, the Group’s effective tax rate was 40 percent. The difference between the statutory tax rate in the U.K., the tax jurisdiction in which FCA is resident, of 20 percent and the effective tax rate is primarily due to income in jurisdictions with higher statutory tax rates than the U.K., and losses in jurisdictions in which a tax benefit is not recorded on tax losses. By comparison, the effective tax rate for the three months ended March 31, 2015 was 69 percent. The decrease in the rate from the prior year is due to the increase in Profit before taxes in the U.S., which reduces the relative impact of losses in jurisdictions in which a tax benefit is not recorded on tax losses.

6. Intangible assets
The change in Goodwill and Other intangible assets with indefinite useful lives was attributable to foreign exchange translation effects. During the three months ended March 31, 2016, the Group capitalized development costs of €561 million.

7. Property, plant and equipment
Additions of €1,066 million for the three months ended March 31, 2016 mainly related to the mass-market vehicle operations.

8. Inventories

	At March 31, 2016	At December 31, 2015
	( € million)
Raw materials, supplies and finished goods	11,260	11,190
Gross amount due from customers for contract work	123	161
Total Inventories	11,383	11,351
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector is summarized as follows:

	At March 31, 2016	At December 31, 2015
	( € million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	1,738	2,097
Less: Progress billings	(1,847)	(2,163)
Construction contracts, net of advances on contract work	(109)	(66)
Gross amount due from customers for contract work as an asset	123	161
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities (Note 13)	(232)	(227)
Construction contracts, net of advances on contract work	(109)	(66)

9. Receivables from financing activities and Other current assets
Receivables from financing activities included the following:

	At March 31, 2016	At December 31, 2015
	( € million)
Dealer financing	1,602	1,650
Retail financing	207	238
Finance leases	7	8
Other	113	110
Total Receivables from financing activities	1,929	2,006
Other current assets included the following:

	At March 31, 2016	At December 31, 2015
	( € million)
Other current receivables	2,377	2,386
Accrued income and prepaid expenses	783	692
Other current assets	3,160	3,078

Transfer of assets
At March 31, 2016, the Group had receivables that have not yet come due, which were transferred without recourse and were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €5,001 million (€4,950 million at December 31, 2015). The transfers related to trade receivables and other receivables for €4,222 million (€4,165 million at December 31, 2015) and financial receivables for €779 million (€785 million at December 31, 2015). These amounts included receivables of €3,161 million (€3,022 million at December 31, 2015), mainly due from the sales network, transferred to jointly controlled financial services companies (e.g. FCA Bank).
10. Share-based compensation
The documents governing FCA's long term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that impacts our capital structure. As such, as a result of the spin-off of Ferrari N.V., on January 26, 2016, a conversion factor of 1.5440 was approved by FCA's Compensation Committee and applied to outstanding Performance Share Units (“PSU awards”) and Restricted Share Units (“RSU awards”) as an equitable adjustment to make equity award holders whole for the resulting diminution in value of an FCA share. For the awards that will vest based on the Group's achievement of the targets for net income (“PSU NI awards”), the Compensation Committee also approved an adjustment to the net income targets for the years 2016-2018 to account for the net income of Ferrari in order to preserve the economic benefit intended to be provided to each participant. As a result of these adjustments, there is no change to the total cost of these awards to be amortized over the remaining vesting period.

None of the outstanding PSU and RSU awards were forfeited and none had vested at March 31, 2016. The total number of PSU and RSU awards outstanding were 22,717,024 and 8,023,472, respectively, at March 31, 2016.

Total expense for the PSU and RSU awards of €24 million was recorded for the three months ended March 31, 2016.

11. Provisions

	At March 31, 2016	At December 31, 2015
	(€ million)
Employee benefits provisions:
Pension plans	5,176	5,310
Health care and life insurance plans	2,367	2,459
Other post-employment benefits	946	969
Other provisions for employees and liabilities for share-based payments	1,166	1,326
Total Employee benefits provisions	9,655	10,064

Other provisions:
Product warranty and recall campaigns	6,350	6,471
Sales incentives	5,014	5,196
Legal proceedings and disputes	492	500
Commercial risks	399	321
Other risks	1,270	1,304
Total Other provisions	13,525	13,792
Total Provisions	23,180	23,856
Provisions for employee benefits include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”). Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	For the three months ended March 31
	2016		2015
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	40	11	55	9
Interest expense	288	29	332	29
Interest (income)	(234)	—	(254)	—
Other administrative costs	28	—	20	—
Total	122	40	153	38

12. Debt

	At March 31, 2016	At December 31, 2015
	(€ million)
Notes	14,541	13,441
Borrowings from banks	9,574	11,962
Payables represented by securities	953	925
Asset-backed financing	207	206
Other debt	1,280	1,252
Total Debt	26,555	27,786
Global Medium Term Note (“GMTN”) Programme
On March 30, 2016, FCA issued 3.75 percent notes at par with a total principal amount of €1,250 million due in March 2024. The notes are listed on the Irish Stock Exchange.
Borrowings from banks
FCA US Tranche B Term Loans
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern its tranche B term loan maturing on May 24, 2017 (“Tranche B Term Loan due 2017”) and its tranche B term loan maturing on December 31, 2018 (“Tranche B Term Loan due 2018”), (collectively, the “Tranche B Term Loans”), to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group.
In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. Accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees were also paid.
The prepayments of principal were accounted for as debt extinguishments, and as a result, we recorded a non-cash charge of €10 million within Net financial expenses for the three months ended March 31, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and will be amortized over the respective remaining terms of the Tranche B Term Loans.
For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Accordingly, FCA US is now scheduled to pay the remaining outstanding principal balances at the respective maturity dates. Periodic interest payments, however, continue to be required.

At March 31, 2016, €1,590 million, including accrued interest, was outstanding under the Tranche B Term Loan due 2017 (€2,863 million at December 31, 2015) and €874 million, including accrued interest, was outstanding under the Tranche B Term Loan due 2018 (€1,574 million at December 31, 2015).
Revolving Credit Facilities
In conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans, the second €2.5 billion tranche (expiring in 2020) of the total €5.0 billion syndicated revolving credit facility entered into by FCA in June 2015 (“RCF”) was made available to the Group in March 2016.
At March 31, 2016, undrawn committed credit lines totaling €5.9 billion included the €5.0 billion RCF and approximately €0.9 billion of other revolving credit facilities. At December 31, 2015, undrawn committed credit lines included the first tranche of €2.5 billion of the RCF and approximately €0.9 billion of other revolving credit facilities.

13. Other current liabilities
Other current liabilities consisted of the following:

	At March 31, 2016	At December 31, 2015
	(€ million)
Advances on buy-back agreements	2,447	2,492
Indirect tax payables	1,344	1,305
Accrued expenses and deferred income	3,215	3,178
Payables to personnel	888	972
Social security payables	313	333
Amounts due to customers for contract work	232	227
Other	2,220	2,423
Total Other current liabilities	10,659	10,930
On January 21, 2016, the third installment of U.S.$175 million (€161 million) was paid on the obligation arising from the memorandum of understanding entered into by FCA US with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, included within Other current liabilities.

14. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2016 and at December 31, 2015:

	At March 31, 2016				At December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income	169	19	—	188	184	19	—	203
Other non-current securities	40	—	12	52	31	—	12	43
Current securities available-for-sale	257	3	—	260	264	5	—	269
Financial assets at fair value held-for-trading:
Current investments	45	—	—	45	48	—	—	48
Current securities held for trading	199	—	—	199	213	—	—	213
Other financial assets	40	654	5	699	40	813	—	853
Cash and cash equivalents	16,501	1,462	—	17,963	18,097	2,565	—	20,662
Total Assets	17,251	2,138	17	19,406	18,877	3,402	12	22,291
Other financial liabilities	—	613	23	636	—	701	35	736
Total Liabilities	—	613	23	636	—	701	35	736
During the three months ended March 31, 2016, there were no transfers between levels in the fair value hierarchy.

The fair value of Other financial assets and liabilities, which mainly include derivatives financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which include cash at banks, units in money market funds and other money market securities primarily comprised of commercial paper, bankers’ acceptances and certificate of deposits that are readily convertible to cash with original maturities of three months or less at the date of purchase, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (classified in Level 2 of the fair value hierarchy).
The following is a reconciliation for the changes in items measured at fair value and classified in Level 3:

	For the three months ended March 31
	2016		2015
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At January 1,	12	(35)	22	(4)
(Losses) recognized in Consolidated Income Statement	—	(7)	(2)	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	11	3	(15)
Issues/Settlements	—	13	—	—
At March 31,	12	(18)	23	(19)
The losses included in the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2016 were recognized within Cost of sales. The gains recognized in Other comprehensive income/(loss) for the three months ended March 31, 2016 have been included in Cash flow hedge reserve.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that the carrying value is a reasonable approximation of fair value. Specifically, the carrying amounts of Current receivables and Other current assets and of Trade payables and Other current liabilities approximate their fair value.

The following table summarizes the carrying amount and fair value for financial assets and liabilities that are not measured at fair value on a recurring basis:

		At March 31, 2016		At December 31, 2015
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		1,602	1,602	1,650	1,649
Retail financing		207	188	238	232
Finance lease		7	7	8	8
Other receivables from financing activities		113	113	110	110
Receivables from financing activities	9	1,929	1,910	2,006	1,999
Asset-backed financing		207	207	206	206
Notes		14,541	15,356	13,441	14,120
Other debt		11,807	11,812	14,139	14,074
Debt	12	26,555	27,375	27,786	28,400
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified in Level 1 of the fair value hierarchy. Notes for which such prices are not available, are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified in Level 2 of the fair value hierarchy. At March 31, 2016, €15,350 million and €6 million of Notes were classified in Level 1 and Level 2, respectively.
The fair value of Other debt classified in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At March 31, 2016, €9,802 million and €2,010 million of Other Debt was classified in Level 2 and Level 3, respectively.

15. Related party transactions
The related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 26, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2015 for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
From January 3, 2016, which was the date of the spin-off of Ferrari N.V. from the Group, transactions carried out with Ferrari N.V. are related party transactions and primarily relate to (i) the purchase of engines, engine components and car bodies for Maserati vehicles, (ii) the sale of automotive lighting and automotive components and (iii) transactions related to the display of FCA logos on Formula 1 cars.

The amounts of the transactions with related parties recognized were as follows:

	For the three months ended March 31
	2016				2015
	Net revenues	Cost of sales	Selling, general and other costs	Financial income/ (expenses)	Net revenues	Cost of sales	Selling, general and other costs	Financial income/ (expenses)
	(€ million)
Joint arrangements and associates	1,051	565	5	(6)	853	397	3	(6)
CNHI	130	101	—	—	139	117	—	—
Ferrari	15	32	—	(7)	n/a	n/a	n/a	n/a

Non-financial assets and liabilities from related party transactions were as follows:

	At March 31, 2016				At December 31, 2015
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Joint arrangements and associates	402	472	48	223	323	404	4	204
CNHI	54	91	4	3	48	76	26	6
Ferrari	14	32	156(1)	4	n/a	n/a	n/a	n/a
__________________________

(1)	Primarily related to income taxes owed by Ferrari as a result of including Ferrari' s taxable income in the Group's Italian consolidated tax return in 2015.
Financial assets and liabilities originating from related party transactions were as follows:

	At March 31, 2016			At December 31, 2015
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
Joint arrangements and associates	81	115	66	97	133	53

16. Guarantees granted, commitments and contingent liabilities
Litigation
Refer to Note 28, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2015 for information on the Group's pending litigation proceedings. There have been no material new litigation or developments with respect to existing litigation during the three months ended March 31, 2016.

17. Venezuela currency regulations and devaluation
On March 10, 2016, the Venezuelan government modified its foreign currency exchange systems with the enactment of Exchange Agreement No. 35, which included the devaluation of its official exchange rate. Venezuela’s official exchange rate, CENCOEX, was replaced with DIPRO, which is only available for purchases and sales of essential items, such as food and medicine. In addition, the official exchange rate was also devalued from 6.3 VEF to 10 VEF per U.S Dollar and the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System, or SICAD, was terminated. The Marginal Currency System, or the SIMADI rate, was replaced with the “floating” Sistema de Divisa Complementaria, or the DICOM exchange rate, which is available for all transactions not subject to the DIPRO exchange rate. Unlike the former SICAD system, the government, the state-owned oil enterprise PDVSA and foreign investors can inject funds into the new system. At March 31, 2016, the DICOM exchange rate was 272.91 VEF to U.S. Dollar.
At March 31, 2016, the DICOM exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollars. As a result, total re-measurement charges, including the devaluation and the write-down of SICAD receivables, of €19 million were recorded within Cost of sales in the three months ended March 31, 2016.

18. Equity
Share capital
At March 31, 2016, share capital of FCA amounted to €17 million (€17 million at December 31, 2015) and consisted of 1,288,993,908 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,288,956,011 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2015).
Mandatory Convertible Securities

Pursuant to the terms of the prospectus for the aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities (the “Mandatory Convertible Securities”), the Mandatory Convertible Securities will automatically convert on December 15, 2016 (the “Mandatory Conversion Date”) into a number of common shares equal to the conversion rate calculated based on the share price relative to the applicable market value (“AMV”), as defined in the prospectus of the Mandatory Convertible Securities. Effective January, 15, 2016, as a consequence of the spin-off of Ferrari N.V. to the holders of the Mandatory Convertible Securities, certain economic provisions of the Mandatory Convertible Securities were adjusted as follows:

•	Initial Price was adjusted from U.S.$11.00 to U.S.$7.1244;

•	Threshold Appreciation Price was adjusted from U.S.$12.9250 to U.S.$8.3712;

•	Stated Amount was adjusted from U.S.$100.00 to U.S.$64.7675; and

•
The common share prices included within the definition of “Early Conversion Rate” applicable to a “fundamental change” (as defined in the prospectus of the Mandatory Convertible Securities) were also adjusted.

The relevant fraction used to affect the adjustments noted above was calculated using the average of the daily Volume Weighted Average Price (“VWAP”) from January 5, 2016 to January 15, 2016 for both FCA common shares and Ferrari N.V. common shares. There was no effect to the Interim Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2016.

Other comprehensive income/(loss)

Other comprehensive income/(loss) was as follows:

	For the three months ended March 31
	2016	2015
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on re-measurement of defined benefit plans	2	(67)
Total items that will not be reclassified to the Consolidated Income Statement (B1)	2	(67)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on cash flow hedging instruments arising during the period	(25)	(65)
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(93)	196
(Losses)/gains on cash flow hedging instruments	(118)	131
(Losses)/gains on available-for-sale financial assets	(15)	15
Foreign exchange translation (losses)/gains	(531)	1,408
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(32)	43
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(2)	3
Total Share of Other comprehensive income/(loss) for equity method investees	(34)	46
Items relating to discontinued operations	—	(112)
Total items that may be reclassified to the Consolidated Income Statement (B2)	(698)	1,488
Total Other comprehensive income/(loss) (B1)+(B2)	(696)	1,421
Tax effect	62	(36)
Tax effect - discontinued operations	—	43
Total Other comprehensive income/(loss), net of tax	(634)	1,428

The tax effect relating to Other comprehensive income was as follows:

	For the three months ended March 31
	2016			2015
	Pre-tax balance	Tax (expense) / benefit	Net balance	Pre-tax balance	Tax (expense) / benefit	Net balance
	(€ million)
Gains/(losses) on remeasurement of defined benefit plans	2	(2)	—	(67)	16	(51)
(Losses)/gains on cash flow hedging instruments	(118)	64	(54)	131	(52)	79
(Losses)/gains on available- for-sale financial assets	(15)	—	(15)	15	—	15
Foreign exchange translation (losses)/gains	(531)	—	(531)	1,408	—	1,408
Share of Other comprehensive income/(loss) for equity method investees	(34)	—	(34)	46	—	46
Items relating to discontinued operations	—	—	—	(112)	43	(69)
Total Other comprehensive income/(loss)	(696)	62	(634)	1,421	7	1,428

19. Earnings per share
Basic earnings per share
The basic earnings per share for the three months ended March 31, 2016 and 2015 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. In addition, for the three months ended March 31, 2016 and 2015, the weighted average number of shares outstanding included the minimum number of ordinary shares to be converted as a result of the issuance of the Mandatory Convertible Securities.
The following tables summarize the amounts used to calculate the basic earnings per share:

			For the three months ended March 31
			2016	2015
Net profit attributable to owners of the parent	€	million	472	78
Weighted average number of shares outstanding		thousand	1,511,426	1,508,310
Basic earnings per share			€0.312	0.052

			For the three months ended March 31
			2016	2015
Net profit from continuing operations attributable to owners of the parent	€	million	472	20
Weighted average number of shares outstanding		thousand	1,511,426	1,508,310
Basic earnings per share from continuing operations			€0.312	0.013

Diluted earnings per share
In order to calculate the diluted earnings per share for the three months ended March 31, 2016, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU and RSU awards at March 31, 2016 (Note 10, Share-based compensation) as determined using the treasury stock method. In addition, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Mandatory Convertible Securities based on FCA's share price and pursuant to the terms of the prospectus of the Mandatory Convertible Securities (Note 18, Equity).
The Mandatory Convertible Securities did not dilute the basic earnings per share, there were no outstanding share based payment plans and there were no other instruments that diluted the earnings per share for the three months ended March 31, 2015.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect for the three months ended March 31, 2016 and 2015.
The following tables summarize the amounts used to calculate the diluted earnings per share:

			For the three months ended March 31
			2016	2015
Net profit attributable to owners of the parent	€	million	472	78
Weighted average number of shares outstanding		thousand	1,511,426	1,508,310
Number of shares deployable for share-based compensation		thousand	6,563	—
Number of shares deployable for Mandatory Convertible Securities		thousand	22,462	—
Weighted average number of shares outstanding for diluted earnings per share		thousand	1,540,451	1,508,310
Diluted earnings per share			€0.306	0.052

			For the three months ended March 31
			2016	2015
Net profit from continuing operations attributable to owners of the parent	€	million	472	20
Weighted average number of shares outstanding for diluted earnings per share		thousand	1,540,451	1,508,310
Diluted earnings per share from continuing operations			€0.306	0.013

20. Segment reporting
The Group’s activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA); Maserati, our global luxury brand segment; and a global Components segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker,” for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 - Operating Segments, or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa).

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. See below for a reconciliation of Adjusted EBIT to EBIT, which is the most directly comparable measure included in our Consolidated Income Statement. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 - Operating Segments, the related information is not provided.
The following tables summarize selected financial information by segment for the three months ended March 31, 2016 and 2015:

	Mass-Market Vehicles
Three months ended March 31, 2016	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	17,136	1,311	949	5,040	508	2,319	182	(875)	26,570
Revenues from transactions with other segments	(5)	(17)	(6)	(40)	(2)	(712)	(93)	875	—
Revenues from external customers	17,131	1,294	943	5,000	506	1,607	89	—	26,570

Adjusted EBIT	1,227	11	12	96	16	86	(43)	(26)	1,379
NAFTA capacity realignment	(51)	—	—	—	—	—	—	—	(51)
Venezuela currency devaluation	—	(19)	—	—	—	—	—	—	(19)
Restructuring (costs)/reversal	2	(5)	—	—	—	(4)	—	—	(7)
Other	—	—	5	—	—	—	—	—	5
EBIT									1,307

	Mass-Market Vehicles
Three Months Ended March 31, 2015	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	16,177	1,551	1,512	4,684	523	2,435	197	(1,236)	25,843
Revenues from transactions with other segments	(205)	(39)	(4)	(119)	—	(761)	(108)	1,236	—
Revenues from external customers	15,972	1,512	1,508	4,565	523	1,674	89	—	25,843

Adjusted EBIT	601	(65)	65	25	36	68	(9)	(21)	700
Restructuring (costs)/reversal	2	(6)	—	—	—	—	—	—	(4)
EBIT									696

21. Subsequent events
On April 15, 2016, the shareholders of FCA approved the distribution of the Group's 16.7 percent ownership interest in RCS MediaGroup S.p.A. (“RCS”) to holders of its common shares. The distribution of RCS ordinary shares took effect on May 1, 2016. Holders of FCA common shares were entitled to 0.067746 ordinary shares of RCS for each common share of FCA held of record.